Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Earnings:
Pretax income	$45,882	$63,925	$196,037	$198,934
Add fixed charges as adjusted (from below)	40,072	35,382	109,591	106,666
	$85,954	$99,307	$305,628	$305,600
Fixed charges:
Interest expense:
Corporate	$36,569	$32,339	$99,592	$97,415
Amortization of deferred financing costs	1,511	1,229	3,997	3,635
1/3 of rental expense	1,992	1,814	6,002	5,616
Fixed charges	$40,072	$35,382	$109,591	$106,666
Ratio (earnings divided by fixed charges)	2.14	2.81	2.79	2.87